United States securities and exchange commission logo





                  March 18, 2024

       Jose Gabriel Diaz
       Chief Executive Officer
       Software Effective Solutions, Corp.
       6500 River Place Blvd, Building 7, Suite 250
       Austin, TX 78730

                                                        Re: Software Effective
Solutions, Corp.
                                                            Offering Statement
on Form 1-A
                                                            Filed March 11,
2024
                                                            File No. 024-12408

       Dear Jose Gabriel Diaz:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Mariam Mansaray at 202-551-6356 or Matthew Derby at 202-551-
       3334 with any questions.




                  Sincerely,


                  Division of Corporation Finance

                  Office of Technology
       cc:                                              Eric Newlan